Exhibit A

Husky Energy Brings Second Liwan Gas Field onto Production

Calgary, Alberta (December 15, 2014) – Husky Energy and CNOOC Limited have started production at the Liuhua 34-2 gas field in the South China Sea, the second field to be brought online at the Liwan Gas Project this year. The Liwan 3-1 field began production in March 2014.

“Liuhua 34-2 will contribute to the ramp up of Liwan next year,” said CEO Asim Ghosh. “The project is making a sound contribution to our business and is now delivering significant cash flow from gas sales that are at a higher price than in North America.”

The Liuhua 34-2 field will produce approximately 30 million cubic feet per day (mmcf/day, gross) in addition to the Liwan 3-1 volumes.

Located approximately 300 kilometres southeast of the Hong Kong Special Administrative Region, the Liwan Gas Project consists of the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields, which share a subsea production system, subsea pipeline transportation and onshore gas processing infrastructure. Natural gas from Liwan 3-1 and Liuhua 34-2 is being processed at the onshore gas terminal at Gaolan and sold to the mainland China market, with initial production covered by fixed-price gas sales agreements.

Husky holds a 49 percent interest in the Production Sharing Contract (PSC) for the Liwan Gas Project and operates the deepwater infrastructure. Its partner CNOOC Limited holds a 51 percent interest in the PSC and operates the shallow water facilities and onshore gas terminal.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the Company’s Asia Pacific Region: ability of the Liuhua 34-2 gas field to contribute to the ramp up of production at the Company’s Liwan Gas Project over the next year; and expected daily volumes of production from the Liuhua 34-2 field.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.